SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                      Zhejiang Xinchang-IGC Power Co., Ltd.

                        (Name of foreign utility company)



                                       by



                           Illinova Generating Company
                            (Name of filing company)


                The Commission is requested to mail copies of all

                Communications relating to this Notification to:

Alisa B. Johnson                       Merrill L. Kramer, P.C.
Senior Vice President and              Akin, Gump, Strauss, Hauer & Feld, L.L.P.
  General Counsel                      Robert S. Strauss Building
Dynegy Power Corp.                     1333 New Hampshire Ave., N.W.
1000 Louisiana Street, Suite 5800      Washington, D.C. 20036
Houston, Texas  77002

     Illinova Generating Company ("IGC"), an Illinois corporation and an indirect, wholly-owned subsidiary of Dynegy Inc., an exempt holding company under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act, this Form U-57 for the purpose of notifying the Commission that Zhejiang Xinchang-IGC Power Co., Ltd. ("Zhejiang Xinchang-IGC Power Co."), a company formed in China, is a "foreign utility

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company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims for Zhejiang Xinchang-IGC Power Co. the status as a FUCO under the Act.

     Zhejiang Xinchang-IGC Power Co. does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither Zhejiang Xinchang-IGC Power Co. nor any of its subsidiary companies is or will be a public utility operating within the United States.

                                     ITEM 1

         State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

The name and business address of the company claiming FUCO status is:

Zhejiang Xinchang-IGC Power Co., Ltd.
Daqiao West Road
Xinchang
Zhejiang, P.R.C.

Description of Facilities:

     Zhejiang Xinchang-IGC Power Co. operates a 24 megawatt ("MW") circulating fluidized bed cogeneration facility fired with indigenous coal located in Xinchang County, Zhejiang Province, People's Republic of China. The plant's electricity output is sold under a long-term take-or-pay power purchase agreement to Xinchang Electric Power Corporation, an affiliate of the local government.

Ownership:

     Zhejiang Xinchang-IGC Power Co. is a company formed under the laws of China. Zhejiang Xinchang-IGC Power Co.'s current shareholders holding greater than a 4.9% interest in Zhejiang Xinchang-IGC Power Co. and their share ownership in Zhejiang Xinchang-IGC Power Co. are as follows:

     Illinova ZJXC Company ("Illinova ZJXC"), a Mauritius company owns a 60% interest in Zhejiang Xinchang-IGC Power Co. Illinova ZJXC is owned 99% by IGC International, Inc. ("IGCI"), a Cayman corporation, and 1% by IGC International II, Inc. ("IGCI II"), a Cayman corporation. Both IGCI and IGCI II are wholly owned by IGC.(1) The remaining 40% interest in

--------
(1) IGC acquired its interest, through Illinova ZJXC, in December 1995. IGC inadvertently omitted to file this Form U-57 at that time. Zhejiang Xinchang-IGC Power Co. qualified for FUCO status at that time and at all times since December 1995.

Zhejiang Xinchang-IGC Power Co. is held by another legal entity which is not an affiliate or associate company of a public utility company located in the United States.

                                     ITEM 2

         State the name of any domestic associate public-utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     Illinois Power Company ("IPC"), which provides electric service in portions of the state of Illinois, is a domestic public utility associate company of Zhejiang Xinchang-IGC Power Co. IPC is a wholly owned subsidiary of Dynegy Inc. IPC has no direct or indirect ownership interest in Zhejiang Xinchang-IGC Power Co. and has not paid any portion of the purchase price for Dynegy's interest in Zhejiang Xinchang-IGC Power Co. Furthermore, IPC does not have any contractual relationship with Zhejiang Xinchang-IGC Power Co.

                                   Exhibit A.

     State Certification.

     The certification of the Illinois Commerce Commission, as required under
Section 33(a) (2) of the Act, was attached as Exhibit A to the Form U-57 filed by IGC for Plantas Eolicas S. de R.L. on May 13, 1998. It is incorporated by reference herein to the degree necessary.

                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                               ILLINOVA GENERATING COMPANY



                               By:  /s/ Michael R. Heneghan

                               Name:  Michael R. Heneghan
                               Title:  Senior Vice President and General Manager

Dated: April 6, 2001



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